UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Westpac enters into enforceable undertaking with APRA

Westpac today confirmed it has entered into an enforceable undertaking (EU) with the Australian Prudential Regulation Authority on risk governance remediation.

On December 1, 2020, Westpac announced it had received APRA’s review of risk governance and said significant work was required to address the Group’s shortcomings.

Key terms of Westpac and APRA Court Enforceable Undertaking

Integrated remediation plan

•	Develop an integrated remediation plan which describes all major remediation activities related to risk governance, sets a clear timeline for implementation, and specifies who is accountable for delivery.

•	Submit this plan in writing to APRA within 90 days from the commencement of the EU.

Governance and independent oversight

•	Provide sufficient funding and resources to implement the plan and establish appropriate governance arrangements.

•	Includes oversight of how outcomes are integrated into Westpac’s risk governance processes.

•	Obtain independent assurance over the implementation of the plan, including appointing an Independent Reviewer.

Regular reporting

•	Independent Reviewer to provide an update to APRA on the effectiveness of the integrated plan within 15 business days from the end of each quarter, commencing from the date of the EU.

•	The reporting will continue until otherwise agreed with APRA.

Clarity on accountability

•	Incorporate accountability for the delivery of the integrated plan into relevant Banking Executive Accountability Regime statements and remuneration scorecards.

Index to Exhibits

Exhibit No.	Description
1	ASX Release - Westpac enters into an enforceable undertaking with APRA

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: December 3, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney